William J. Tuttle, P.C. To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

January 27, 2026

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicolina McCarthy

Re:	Oaktree Specialty Lending Corporation Annual Report on Form 10-K for the fiscal year ended September 30, 2025
File	Nos. 814-00755, 1-33901

Dear Ladies and Gentlemen:

On behalf of Oaktree Specialty Lending Corporation, a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed on November 18, 2025, in a call on January 16, 2026 between Nicolina McCarthy of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Fund. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response.

1.

Please describe the active markets referenced as a basis for determining a Level 1 fair value measurement categorization attributed to cash equivalents. In your response, please confirm if cross-trades were executed in any of these securities during the relevant period pursuant to Rule 17a-7 of the Investment Company Act of 1940, as amended.

Response: The Fund’s cash equivalents as of September 30, 2025 consisted of an investment in a single money market fund. In future filings, the Fund will identify the active markets used as a basis for determining that its cash equivalents are categorized as Level 1. The Fund, as well as other funds that are managed by an affiliate of the Fund’s investment adviser, actively transact in these money market funds on a daily basis. The Fund does not engage in cross-trades pursuant to Rule 17a-7 of the Investment Company Act of 1940, as amended.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Frankfurt Hong Kong Houston London Los Angeles Miami Munich New York Paris Philadelphia Riyadh Salt Lake City Shanghai

United States Securities and Exchange Commission

January 27, 2026

2.	The Staff noted that there are type-setting errors within the schedules of investments related to footnote 10 and 22 not being attached. Please see page 104 and 105 and address going forward.

Response: The Fund respectfully submits that it will confirm the usage of all footnotes in the schedule of investments in its future filings.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle, P.C.
William J. Tuttle, P.C.

cc:	Mary Gallegly, Oaktree Specialty Lending Corporation

Erin M. Lett, Kirkland & Ellis LLP